ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

June 18, 2015

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on May 11, 2015 and June 16, 2015, relating to Post-Effective Amendment No. 141 under the Securities Act of 1933 and No. 150 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on March 25, 2015. As you know, the Post-Effective Amendment was filed to add a new series, ProShares Hedged FTSE Europe ETF (the “Fund”), to the Registration Statement.

For ease of reference, the comments have been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please consider whether the name of the Fund should be changed to ProShares Currency Hedged FTSE Europe ETF to more clearly describe the Fund’s hedging activities.

Response: The Registrant respectfully submits that the Fund’s name is consistent with Rule 35d-1 under the Investment Company Act of 1940, and the name will not be revised. The Registrant also notes that naming currency-hedged equity ETFs “hedged” as opposed to “currency hedged” is consistent with the approach taken by the two largest providers of currency hedged ETFs, WisdomTree and Deutsche Bank.

2.	Comment: Please include a completed fee table with the next filing. Please note that the Staff has a standing objection to the use of a five-year recoupment period.

Response: The fee table will be updated in the next filing. Please note that the Fund now has a unitary fee structure.

3.	Comment: Since the Index includes companies with capitalizations ranging between approximately $348 million and $250 billion, please include “small-cap” in the first line of the first paragraph under the caption “Principal Investment Strategies” on page 4 of the prospectus.

Response: Generally large/mid/small cap are defined on a relative basis based on the size of the applicable market. FTSE defines the Index as including large-cap and mid-cap securities in the underlying European countries. “Large Cap” securities are defined as those within the top 68% of securities in the relevant market by market capitalization. “Mid Cap” are those securities ranked below 68% and above 86%. “Small Cap” securities are those in the bottom 14% of size within the relevant market. We have modified the disclosure to note that the Index seeks to include those companies comprising the largest 86% percent of market capitalization in the European market.

Furthermore, the registration statement includes the risk factor “Small- and Mid-Cap Company Investment Risk” which discusses the risk of small capitalization companies; this risk factor will be retained.

4.	Comment: It is the Staff’s position that if the Fund can physically settle its currency forward contracts then the Fund should be segregating an amount equal to the full notional value of the forward contracts. Please confirm that the Fund will be segregating an amount equal to the full notional value of its currency forward contracts.

Response: Although the Fund’s currency forward contracts permit physical settlement the Registrant’s practice is to systematically roll such contracts prior to their expiration dates and settle them in cash. The Fund intends to continue this practice on a going forward basis. The Fund will make a good faith effort to contractually document with its counterparties that these contracts will be settled only in cash.

5.	Comment: If the Index is concentrated in a particular industry please include the appropriate risk factor for that industry sector.

Response: As of May 31, 2015 the Fund is not concentrated in any industry, and no additional disclosure is required.

6.	Comment: Please modify the wording of the date of the Statement of Additional Information (“SAI”) to indicate that the SAI has been amended, not supplemented.

Response: The cover page of the SAI has been revised as requested.

7.	Comment: Please confirm that the section of the SAI captioned “Forward Currency Contracts” applies to this Fund. If the Fund will invest in cash settled forward currency contracts please state that fact within this section.

Response: As stated in the parenthetical immediately following the caption, the “Forward Currency Contracts” section of the SAI applies to all series of ProShares Trust, including the Fund, except USD Covered Bond and German Sovereign/Sub-Sovereign ETF. These Funds may trade in both physically settled and cash settled forward currency contracts, and the disclosure has been updated to reflect this.

8.	Comment: Please include the fee waiver agreement amendment and a legality of shares opinion (as exhibits) with the next filing.

Response: The legality of shares opinion is filed as exhibits with this filing. A fee waiver agreement amendment is no longer necessary since the Fund will have a unitary fee structure.

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We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6578. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Advisors LLC Vice President and Legal Counsel

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